Exhibit 3B

FIRST AMENDMENT

SECURITY AGREEMENT

THIS FIRST AMENDMENT amends that certain Security Agreement, dated effective July 1, 2020, between the Trustees of the 2015 Harold Thomas Hamm Trust II, dated September 16, 2015, (“Borrower”) and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm (“Lender”). The Effective Date of this First Amendment is February 7, 2022. All capitalized terms herein shall have the same meaning as given them in the Security Agreement unless the context indicates otherwise.

R E C I T A L S:

Borrower is indebted to Lender as evidenced by that certain Note to the Lender dated July 1, 2020 in the principal amount of $761,355,927.68 (the “Note”). That Note is secured by the Security Agreement. Borrower and Lender are parties to a certain Dividend and Dissolution Agreement, dated February 7, 2022, pursuant to which (a) the Harold Hamm Family LLC will distribute all of the shares of Continental Resources, Inc. stock owned by the Company (the “CLR Shares”) in the form of a dividend applying equally to all Units of Membership Interest in the Company, and (b) the Borrower will assign and surrender to the Company all of the Borrower’s Units of Membership Interest in the Company in exchange for the Borrower’s share of the remaining assets owned by the Company (subject to the Company’s retention of any such assets to provide a reserve for future liabilities and expenses that the Company may incur in connection with its liquidation and dissolution). Borrower and Lender have also entered into that certain Agreement to Substitute Collateral. Pursuant to that Agreement to Substitute Collateral, Borrower agreed to execute an amendment to the Security Agreement pursuant to which the CLR Shares transferred to and owned by Borrower will be substituted as the Collateral under this Security Agreement in replacement of the Units. This First Amendment is attached as an Exhibit to that Agreement to Substitute Collateral.

NOW, THEREFORE, for good and valuable consideration, the Borrower agree that the Security Agreement shall be amended as follows:

Section I shall be deleted in its entirety and shall be replaced with the following Section I.

SECTION I. Grant of Security Interest. As collateral security for the due and punctual full payment and performance of the Note, the Borrower hereby grants a security interest in all of the following assets, whether now owned or hereafter acquired (the “Collateral”): All of Borrower’s 36,695,905 CLR Shares, including but not limited to Borrower’s rights to and interest in the dividends, distributions and proceeds thereof.

Section IV. Shall be deleted in its entirety and shall be replaced with the following Section IV.

SECTION IV. Perfection of Security Interest. Borrower will execute and deliver into the possession of Lender, effective immediately, a Securities Account Control Agreement, in form and substance satisfactory to Lender, with respect to all securities accounts which hold any CLR Shares owned by Borrower.

[signature page follows]

IN WITNESS WHEREOF, this Security Agreement has been duly executed effective as of February 7, 2022.

BORROWER:	2015 HAROLD THOMAS HAMM TRUST II

/s/ Harold Thomas Hamm
Harold Thomas Hamm, Co-Trustee

/s/ Roger Clement
Roger Clement, Co-Trustee

LENDER:	REVOCABLE INTER VIVOS TRUST OF HAROLD G. HAMM

/s/ Harold G. Hamm
Harold G. Hamm, Trustee